RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-163632

Final Pricing Supplement

Pricing Supplement Dated September 28, 2010 to the
Product Prospectus Supplement Dated June 25, 2010,
Prospectus Dated January 11, 2010, and Prospectus
Supplement Dated January 11, 2010
$1,000,000 Reverse Convertible Notes Linked to the Common Stock of Royal Caribbean Cruise Ltd. Royal Bank of Canada

Royal Bank of Canada is offering Reverse Convertible Notes linked to the common stock of Royal Caribbean Cruise Ltd. (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.
Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated June 25, 2010.

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	September 28, 2010	Principal Amount:	$1,000 per RevCons
Issuance Date:	September 30, 2010	Maturity Date:	December 30, 2010
Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)	Final Stock Price:	The closing price of the Reference Stock on the valuation date.
Initial Stock Price:	The closing price of the Reference Stock on the pricing date.
Payment at Maturity (if held to maturity):	For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless:
(i) the Final Stock Price is less than the Initial Stock Price; and
(ii) on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.
If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.
Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.
Monitoring Period:	From the Pricing Date to the Valuation Date.
Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement

No.	Reference Stock	Coupon Rate	Initial Stock Price	Barrier Price	Term	Cusip	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
2418	Royal Caribbean Cruise Ltd. (RCL)	12.00%	31.58	20.13	3 Months	78008KMZ3	$1,000,000	100%	$12,500.00 1.25%	$987,500.00 98.75%

The price at which you purchase the RevCons includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the RevCons. As a result, you may experience an immediate and substantial decline in the market value of your RevCons on the Issue Date.

We may use this pricing supplement in the initial sale of the RevCons. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets Corporation

Reverse Convertible Notes due December 30, 2010 Linked to the Common Stock of Royal Caribbean Cruise Ltd.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This pricing supplement relates to an offering of Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the common stock of Royal Caribbean Cruise Ltd. (the “Reference Stock”).  The Notes have a term of three months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series D

Pricing Date:	September 28, 2010

Issuance Date:	September 30, 2010

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal monthly payments. (30/360)

Coupon Payment Date(s):	The coupon will be paid on the last business day of each month during the term of the Note, except for the final coupon, which will be paid on the Maturity Date.

Valuation Date:	December 28, 2010

Maturity Date:	December 30, 2010

Reference Stock:	The common stock of Royal Caribbean Cruise Ltd., which trades on the New York Stock Exchange under the symbol “RCL.”

Term:	As set forth on the cover page.

Initial Stock Price:	The closing price of the Reference Stock on the Pricing Date.

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

RBC Capital Markets Corporation
P2

Reverse Convertible Notes due December 30, 2010 Linked to the Common Stock of Royal Caribbean Cruise Ltd.

Payment at Maturity (if held to maturity):
For each $1,000 in principal amount of the Notes, the investor will receive $1,000 plus any accrued and unpaid interest at maturity unless:

(i)          the Final Stock Price is less than the Initial Stock Price; and

(ii)         on any day during the Monitoring Period, the closing price of the Reference Stock is less than the Barrier Price.

If the conditions described in (i) and (ii) are both satisfied, then at maturity the investor will receive, instead of the principal amount of the Notes, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:	From and excluding the Pricing Date to and including the Valuation Date.

Monitoring Method:	Close of Trading Day

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Calculation Agent:	RBC Capital Markets Corporation

Secondary Market:
RBC Capital Markets Corporation (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issuance Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated In the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets Corporation
P3

Reverse Convertible Notes due December 30, 2010 Linked to the Common Stock of Royal Caribbean Cruise Ltd.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 11, 2010, as supplemented by the prospectus supplement dated January 11, 2010 and the product prospectus supplement dated June 25, 2010, relating to our Senior Global Medium-Term Notes, Series D, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 11, 2010 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated June 25, 2010, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000063/m18100424b3.htm

Prospectus Supplement dated January 11, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910000064/f17102424b3.htm

Product Prospectus Supplement dated June 25, 2010:
http://www.sec.gov/Archives/edgar/data/1000275/000121465910001745/b61101424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets Corporation
P4

Reverse Convertible Notes due December 30, 2010 Linked to the Common Stock of Royal Caribbean Cruise Ltd.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), given the Initial Stock Price of $31.58 the Barrier Price of $20.13 and an initial investment of $1,000. Hypothetical Final Stock Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The second column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does not fall below the Barrier Price at any time during the Monitoring Period. The third column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock does fall below the Barrier Price during the Monitoring Period.  The fourth column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fifth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Stock Price	If the closing market price of the Reference Stock does not fall below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	If the closing market price of the Reference Stock falls below the Barrier Price on any day during the Monitoring Period: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$44.21	100.00%	100.00%	n/a	n/a
$41.05	100.00%	100.00%	n/a	n/a
$37.89	100.00%	100.00%	n/a	n/a
$34.73	100.00%	100.00%	n/a	n/a
$31.58	100.00%	100.00%	n/a	n/a
$28.42	100.00%	Physical or Cash Delivery Amount	31.67	$900
$25.26	100.00%	Physical or Cash Delivery Amount	31.67	$800
$22.10	100.00%	Physical or Cash Delivery Amount	31.67	$700
$20.13	100.00%	Physical or Cash Delivery Amount	31.67	$637.50
$18.95	n/a	Physical or Cash Delivery Amount	31.67	$600
$15.79	n/a	Physical or Cash Delivery Amount	31.67	$500
$7.90	n/a	Physical or Cash Delivery Amount	31.67	$250
$0.00	n/a	Physical or Cash Delivery Amount	31.67	$0

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

RBC Capital Markets Corporation
P5

Reverse Convertible Notes due December 30, 2010 Linked to the Common Stock of Royal Caribbean Cruise Ltd.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock between the pricing date and the valuation date. The rate of interest payable on the Notes, which will be payable for less than one year, may not be sufficient to compensate for any such loss.

•
Market Disruption Events and Adjustments —The payment at maturity and the valuation date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Inclusion in the Purchase Price of the Notes of a Selling Concession and of Royal Bank’s Cost of Hedging its Market Risk under the Notes Will Adversely Affect the Value of the Notes Prior to Maturity — The price at which you purchase of the Notes includes a selling concession (including a broker’s commission), as well as the costs that Royal Bank (or one of its affiliates) expects to incur in the hedging of its market risk under the Notes. Such hedging costs include the expected cost of undertaking this hedge, as well as the profit that Royal Bank (or its affiliates) expects to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

RBC Capital Markets Corporation
P6

Reverse Convertible Notes due December 30, 2010 Linked to the Common Stock of Royal Caribbean Cruise Ltd.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

RevCon 78008KMZ3 (RCL): 0.29% of each stated interest payment (12.00% in total) on the RevCons will be treated as an interest payment and 11.71% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated June 25, 2010 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

INFORMATION REGARDING THE ISSUER OF THE REFERENCE STOCK

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We make no representation or warranty as to the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

Royal Caribbean Cruises Ltd. is a global cruise company operating a fleet of vessels in the cruise vacation industry. The company operates through brands which primarily serve the contemporary, premium and deluxe segments of the cruise vacation industry, which also includes the budget and luxury segments.

HISTORICAL INFORMATION

The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock.  The information provided in the table is for the four calendar quarters of 2007, 2008, 2009, as well as for the first two calendar quarters of 2010 and the period from July 1, 2010 to September 28, 2010.

We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets Corporation
P7

Reverse Convertible Notes due December 30, 2010 Linked to the Common Stock of Royal Caribbean Cruise Ltd.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2007	3/30/2007	46.36	38.97	42.16
3/31/2007	6/29/2007	45.16	40.57	42.98
6/30/2007	9/28/2007	42.95	33.89	39.03
9/29/2007	12/31/2007	43.96	37.37	42.44

1/1/2008	3/31/2008	42.54	30.22	32.90
4/1/2008	6/30/2008	35.98	22.17	22.47
7/1/2008	9/30/2008	30.33	19.04	20.75
10/1/2008	12/31/2008	21.34	5.97	13.75

1/1/2009	3/31/2009	15.49	5.40	8.01
4/1/2009	6/30/2009	17.62	7.75	13.54
7/1/2009	9/30/2009	24.99	11.80	24.08
10/1/2009	12/31/2009	27.39	18.95	25.28

1/1/2010	3/31/2010	33.93	24.14	32.99
4/1/2010	6/30/2010	38.12	22.55	22.77
7/1/2010	9/28/2010	32.73	21.97	31.58

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets Corporation
P8

Reverse Convertible Notes due December 30, 2010 Linked to the Common Stock of Royal Caribbean Cruise Ltd.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We expect that delivery of the Notes will be made against payment for the Notes on or about September 30, 2010, which is the second business day following the Pricing Date (this settlement cycle being referred to as “T+2”). See “Plan of Distribution” in the prospectus supplement.

RBC Capital Markets Corporation
P9